Exhibit 99.1

Kitov Pharmaceuticals Appoints Dr. Gil Ben-Menachem as V.P. of Business Development

-	Seasoned pharma exec previously at managerial and business development roles at Teva Pharmaceuticals and Dexcel Pharma
-	Company plans to file for marketing approval with the FDA in 2016

TEL AVIV, Israel, January 08, 2016 -- Kitov Pharmaceuticals (NASDAQ/TASE: KTOV), a late-stage drug development company, today announced that it has appointed Dr. Gil Ben-Menachem as Vice President Business Development. The appointment comes following Kitov’s recent announcement that the pivotal Phase III trial of its lead drug candidate KIT-302 successfully met its primary endpoint. A combination drug, KIT-302, simultaneously treats osteoarthritis pain as well as hypertension, which is a common side effect of non-steroidal anti-inflammatory (NSAID) drugs.

Dr. Ben-Menachem is a seasoned executive with over 15 years of experience in the pharmaceutical, biotechnology, and venture capital industries. He was most recently Head of Innovative Products at Dexcel Pharma, the second largest Israeli pharmaceutical company. Dr. Ben-Menachem previously served as Director of Business Development at Teva Pharmaceutical Industries, where he was responsible for business development efforts leading to partnering and acquisition deals valued at more than $500 million for late stage innovative drug candidates. Prior positions held by Dr. Ben-Menachem include serving as CEO of OphthaliX, a company that developed drugs in the ophthalmology space, and serving as Director of Business Development at Paramount Biosciences, a New York based merchant bank and biotechnology venture capital firm. Dr. Ben-Menachem received his Ph.D. from the Hebrew University, and MBA from the University of Maryland. He concluded his postdoctoral training in immunology and microbiology at the NIH.

"I am honored and delighted to take this position at Kitov," commented Dr. Gil Ben-Menachem, Kitov’s Vice President of Business Development. "With Kitov’s lead drug candidate, KIT-302, being prepared for NDA submission, the business development prospects awaiting Kitov are exciting. I Iook forward to facilitating the partnering of KIT-302 and to expanding Kitov’s pipeline”.

"Dr. Ben-Menachem has a very strong track record of performance in the industry and we believe his appointment will drive Kitov’s business development efforts towards achieving our strategic goals,” stated Kitov CEO Isaac Israel.

About Kitov Pharmaceuticals Holdings Ltd.

Kitov Pharmaceuticals Holdings Ltd. is a pharmaceutical company focused on the development of therapeutic candidates for the simultaneous treatment of various clinical conditions. In particular, Kitov focuses on developing combinations of existing drugs in advanced stages of development. Kitov's lead drug, KIT-302, is formulated for the simultaneous treatment of two clinical conditions – pain caused by osteoarthritis (OA) and hypertension (high blood pressure), which can be pre-existing or caused by the treatment for OA. KIT-302 is based on celecoxib, the active ingredient of a known and approved-for-use drug designed primarily to relieve pain caused by OA, and the generic drug amlodipine besylate. Kitov is traded on the Nasdaq Capital Market (KTOV) and the Tel-Aviv Stock Exchange (KTOV).

Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, risks impacting the ability of the Company to complete any public offering of its securities because of general market conditions or other factors and risks that could cause the Company's results to differ materially from those expected by Company management. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd.'s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

Contact:

Simcha Rock, CFO

+972-2-6254124

Simcha@kitovpharma.com